UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33326

PEOPLE’S UNITED FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

850 Main Street

Bridgeport, Connecticut 06604

(203) 338-7171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Title of each class of securities covered by this Form:	Approximate number of holders of record as of the certification or notice date:
Common Stock, $0.01 par value per share	Zero(1)
Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, $0.01 par value per share	Zero(1)

(1) Effective April 1, 2022, People’s United Financial, Inc., a Delaware corporation (the “Registrant”), was merged with and into M&T Bank Corporation, a New York corporation (“M&T”), with M&T surviving the merger. Accordingly, as of the date hereof, there are no holders of record of any of the Registrant’s classes of securities.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, M&T Bank Corporation, as successor by merger to People’s United Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

M&T BANK CORPORATION, as successor by merger to PEOPLE’S UNITED FINANCIAL, INC.

Date: April 15, 2022	By:	/s/ Darren J. King
Name: Darren J. King
Title: Senior Executive Vice President and Chief Financial Officer